UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wentworth V, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

950712 10 9
(CUSIP Number)

Timothy J. Keating
5251 DTC Parkway, Suite 1090
Greenwood Village, CO 80111
(720) 889-0133
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Keating Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	____________________________________________________________
	(b)	____________________________________________________________

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 900,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 900,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 90%

14.	Type of Reporting Person (See Instructions) IA

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”) of Wentworth V, Inc., whose principal executive offices are located at 936A Beachland Boulevard, Suite 13, Vero Beach, FL 32963 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Keating Investments, LLC (the “Reporting Person”). Management of the Reporting Person is Timothy J. Keating, whose present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Managing Member of Keating Investments, LLC located at 5251 DTC Parkway, Suite 1090, Greenwood Village, CO 80111; and

(b) The business address of the Reporting Person is 5251 DTC Parkway, Suite 1090, Greenwood Village, CO 80111.

(c) The Reporting Person is an Investment Advisor.

(d) The Reporting Person has not been convicted in any criminal proceedings during the last five years (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

On June 27, 2007, the Reporting Person purchased 900,000 shares of Common Stock directly from the Issuer for an aggregate purchase price of $45,000. The source of funding for this purchase was working capital.

Item 4. Purpose of Transaction.

The Reporting Person acquired 900,000 shares of Common Stock for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 900,000 shares of Common Stock, representing 90% of the outstanding shares of Common Stock (based upon 1,000,000 shares of Common Stock currently outstanding).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 900,000 shares of Common Stock owned by the Reporting Person.

(c) The 900,000 shares of Common Stock reported herein were acquired by the Reporting Person effective June 27, 2007.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 900,000 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

 None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2007 Keating Investments, LLC

/s/ Timothy J. Keating
By: Timothy J. Keating Title: Managing Member